Venduni, Inc.

ANNUAL REPORT

2610 Irving Blv

Dallas, TX 75207

(214) 494-0011

https://www.venduni.com/

This Annual Report is dated April 24, 2025.

BUSINESS

Overview

Venduni is redefining dining convenience by blending robotics, automation, and AI-powered self-service solutions to deliver premium artisanal food and beverages at high-traffic locations. By merging culinary expertise with cutting-edge technology, Venduni offers customers a seamless, high-quality dining experience without the need for traditional restaurants or delivery services. Venduni generates revenue through multiple income streams including retail storefront sales, catering services, mobile carts at special events, wholesale distribution, and strategic operating partnerships. The model is designed to maximize efficiency while reducing overhead costs.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $295,000.00

Use of proceeds: Startup funds

Date: July 01, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

With the minimum raise, 2 to 4 months; with the maximum raise, 12+ months, based on projected burn rates.

Foreseeable major expenses based on projections:

Technology, inventory, payroll, marketing, rent, and supply chain logistics.

Future operational challenges:

Scaling locations, integrating AI automation, customer adoption, supply chain management, and regulatory compliance.

Future challenges related to capital resources:

Dependence on fundraising, managing cash flow, convertible note obligations, and potential market downturns.

Future milestones and events:

Expanding to 8–10 locations, upgrading AI/automation, securing partnerships, hitting revenue goals, and increasing brand recognition.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $389.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Convertible Note

Amount Owed: $295,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2025

Creditor: Harberg Inc.

Amount Owed: $80,625.00

Interest Rate: 10.0%

Maturity Date: December 31, 2025

Creditor: TDJ Global Concepts, LLC

Amount Owed: $1,080.00

Interest Rate: 8.0%

Maturity Date: December 31, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joseph Lyons Harberg

Joseph Lyons Harberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-CEO, Director, interim CFO, Strategic and Administrative Leader

Dates of Service: June, 2023 - Present

Responsibilities: Primary Focus: Strategic rollout, finance, legal, and compliance. Real Estate and Expansion: Identify and negotiate new cafe locations, ensuring alignment with the brand’s growth strategy and market opportunities. Financial Oversight: Develop and monitor budgets, oversee financial reporting, manage cash flow, and ensure profitability. Legal and Compliance: Handle contracts, leases, permits, and licenses, ensuring the business complies with all local, state, and federal regulations. Brand Development: Strategize and implement initiatives to enhance the brand’s presence and market position. Investor and Stakeholder Relations: Manage relationships with investors, lenders, and other stakeholders, keeping them informed of progress and performance.

Other business experience in the past three years:

Employer: Harberg Inc.

Title: CEO

Dates of Service: June, 2004 - Present

Responsibilities: I am the major decision-maker for the Company and its affiliated companies. Harberg, Inc. is comprised of several wholly owned subsidiaries: Chocolate Ventures (also doing business as KOOL Desserts)- a sales, marketing and product creation venture in the Chocolate and Dessert space. Eat More Chocolate, a marketing influencer in the Chocolate space (1M followers on Facebook) Eneract- an energy efficiency consulting and electricity brokerage company Harberg Law and Mediation- a real estate workout and complex business and real estate mediation practice. *HWGA Group- Provides consultation and action in all facets of retail and restaurant leasing, acquisition, and development for high-growth retailers, from strategic planning, site selection, and lease negotiations to project leasing and asset management. Currently, HWGA is the outsourced real estate Department for LOOK Dine-In Cinemas. *Nexen- a digital creative, social media and immersive marketing and advertising agency.

Other business experience in the past three years:

Employer: Retail & Restaurant Growth Capital

Title: President

Dates of Service: July, 1994 - Present

Responsibilities: RRGC: invests in businesses operating in the retail and restaurant industry. RRGC was the first small business investment company (SBIC) licensed to provide debt-related growth capital to exclusively focus on the retail and restaurant industries and has continuously invested in the space through the entity and its partners for over 30 years.

Name: Espartaco V Borga Villar

Espartaco V Borga Villar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-CEO, Executive Chef, CTO, Operations Leader

Dates of Service: June, 2023 - Present

Responsibilities: Primary Focus: Food, kitchen, and restaurant operations. Menu Development & Culinary Vision: Create and innovate menu items to maintain quality, consistency, and alignment with the cafe’s brand and vision. • Kitchen Management: Oversee kitchen staff, food preparation, and inventory management to ensure efficiency and quality control. Operational Excellence: Manage day-to-day cafe operations, including service standards, customer experience, and staff training. Vendor and Supplier Relations: Build and maintain relationships with restaurant chef partners, food suppliers and vendors, ensuring the sourcing of high-quality ingredients at optimal costs. Health & Safety Compliance: Ensure adherence to food safety, quality control, sanitation, and health regulations within the kitchen and dining areas. Team Leadership: Motivate and manage the operating partners, kitchen and floor staff, restaurant and chef collaborations, fostering a positive and collaborative work environment. Technology: oversees the recipe and food development with Chefs and restaurants utilizing the technology used, responsible for R&D on new technology used by Venduni.

Other business experience in the past three years:

Employer: Latin Restaurants Operations, LLC (and affilliates)

Title: CEO

Dates of Service: April, 2001 - Present

Responsibilities: Head of Concept and leader of operations and administration for the restaurants. Also responsible for all R&D for food and technology.

Name: Dunia Terselich

Dunia Terselich 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June, 2023 - Present

Responsibilities: My primary role is that of director, I also support product discovery and selection

Other business experience in the past three years:

Employer: La Duni Baking Studio

Title: Executive Oastry Chef / Owner

Dates of Service: January, 2001 - Present

Responsibilities: Responsible for all aspects of the bakery sales, and manufacturing and operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: TDJ Global Concepts, LLC

Amount and nature of Beneficial ownership: 8,500,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: La Duni

Names of 20% owners: Taco & Duni

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: La Duni is a major product supplier for Venduni and the company pays money for costs of goods on behalf for Venmduni. And these payments have been characterized as prepaid products on financials for Venduni. The location pays a management fee to Venduni corporate that is split between corprorate and TDJ Global Concepts, LLC. To date, it is an accrual.

Material Terms: N/A

Name of Entity: Other (potential RPTs in near future)

Names of 20% owners: Joe, Taco, Jay

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Venduni may engage Harberg Inc in the future, HWGA group for real estate consulting, Eneract for electricity procurement, Kool Desserts for product development and Eat More Chocolate for promotion.

Material Terms: Any fees or payments will be at market rates.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 10,700,099 with a total of 8,500,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

The amount of 8,500,000 Common Stock outstanding does not include 471,843 shares that were recently issued pursuant to the conversion of Convertible Notes.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our prodcut. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management’s discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer’s “offer” to the target’s investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors’ shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it’s because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Affiliation of key personnel with a business subject to federal tax liens Dunia Terselich, a director and 33% beneficial owner of Venduni, Inc., is also an owner and director of Latin Restaurants Operations, LLC. That business currently operates as a ghost kitchen and no longer maintains any restaurant locations or assets. Latin Restaurants Operations, LLC is the subject of several federal tax liens filed by the Internal Revenue Service between 2019 and 2023, totaling approximately $420,000. These liens are against the business, not against Ms. Terselich personally, and no repayment plan is currently in place. The company is expected to terminate operations later in 2025. While these liens do not relate to Venduni, Inc., prospective investors should consider the financial and managerial history of the company's key personnel when evaluating the potential risks of this investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2025.

Venduni, Inc.

By /s/ Joseph Lyons Harberg

Name: Venduni, Inc.

Title: Co-CEO, Director, interim CFO, Strategic and Administrative Leader

---

Exhibit A

FINANCIAL STATEMENTS

VENDUNI, INC.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Venduni, Inc.
Dallas, Texas

We have reviewed the accompanying consolidated financial statements of Venduni Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2024, and the related statement of operations, statement of stockholders' equity, and cash flows for the year ending December 31, 2024, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 17, 2025
Los Angeles, California

VENDUNI, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		**2024**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	389
Due from Related Party		179,852
Prepaids and Other Current Assets		-
Total Current Assets		**180,241**
Property and Equipment, net		95,761
Right-of-Use Asset		23,226
Total Assets	**$**	**299,228**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	111,930
Convertible Notes		190,000
Accrued Interest on Convertible Notes		14,819
Lease Liability, current portion		1,662
Other Current Liabilities		4,636
Total Current Liabilities		**323,047**
Lease Liability, net of current portion		26,707
Related Party Loan		81,705
Accrued Interest on Related Party Loans		11,565
Total Liabilities		**443,024**
STOCKHOLDERS' EQUITY		
Common Stock		850
Subscription Receivable		(850)
Additional Paid in Capital		1,000
Accumulated Deficit		(144,796)
Total Stockholders' Equity		**(143,796)**
Total Liabilities and Stockholders' Equity	**$**	**299,228**

See accompanying notes to Consolidated financial statement

VENDUNI, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024
(USD $ in Dollars)	
Net Revenue	$ 65,039
Cost of Goods Sold	29,440
Gross Profit	**35,599**
Operating Expenses	
General and Administrative	125,578
Selling and Marketing	3,000
Total Operating Expenses	**128,578**
Net Operating Loss	**(92,979)**
Interest Expense	26,004
Other Loss	105
Loss Before Provision for Income Taxes	**(119,088)**
Provision/(Benefit) for Income Taxes	-
Net Loss	**$ (119,088)**

See accompanying notes to Consolidated financial statement

VENDUNI, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Subsription Receivable	Total Stockholders' Equity
Balance—December 31, 2023	**-**	**$ -**	**$ 1,000**	**$ (25,708)**	**$ -**	**$ (24,708)**
Issuance of stock	8,500,000	850	-	-	(850)	-
Net Loss	-	-	-	(119,088)	-	(119,088)
Balance—December 31, 2024	**8,500,000**	**$ 850**	**$ 1,000**	**$ (144,796)**	**$ (850)**	**$ (143,796)**

See accompanying notes to Consolidated financial statement

VENDUNI, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ (119,088)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	
Depreciation of Property	18,556
Accrued Interest on Convertible Notes	13,767
Accrued Interest on Related Party Loans	10,196
Non-Cash Lease Expense	5,143
Changes in Operating Assets and Liabilities:	
Prepaids and Other Current Assets	110,348
Due From Related Parties	(179,852)
Accounts Payable	101,612
Other Current Liabilities	4,636
Net Cash Used In Operating Activities	**(34,682)**
CASH FLOW FROM INVESTING ACTIVITIES	
Purchases of Property and Equipment	(107,952)
Net Cash Used in Investing Activities	**(107,952)**
CASH FLOW FROM FINANCING ACTIVITIES	
Proceeds from Issuance of Stock	-
Borrowing on Related Party Loans	48,629
Borrowing on Convertible Notes	90,000
Net Cash Provided by Financing Activities	**138,629**
Change in Cash & Cash Equivalents	**(4,005)**
Cash & Cash Equivalents —Beginning of The Year	4,394
Cash & Cash Equivalents—End of The Year	**$ 389**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During the Year for Interest	$ 2,041

See accompanying notes to Consolidated financial statement

1. NATURE OF OPERATIONS

Venduni, Inc. was incorporated on December 19, 2024, in the state of Delaware. The Company has a wholly owned subsidiary, Venduni Master Operating LLC, which was formed on July 20, 2023, in the state of Texas. The consolidated financial statements of Venduni, Inc. (which may be referred to as the "Company", "we", "us", "our" or "Venduni") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Venduni is transforming how consumers enjoy artisanal products by seamlessly blending cutting-edge technology with premium smart hospitality. Venduni's innovative Smart Cafes deliver high-quality food and beverages directly to consumers, eliminating the need for traditional restaurant visits, take-out, or delivery services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include accounts of a subsidiary over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company files a consolidated federal tax return with its subsidiary. The operating subsidiary is a limited liability company (LLC) and is treated as a pass-through entity for tax purposes; therefore, all income or losses are reported by the members on their individual tax returns. The holding company had no taxable income and did not incur any income tax expense for the year ended December 31, 2024.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years
KioSoft Machine	5 years
SandStar Machines	5 years
Wall-Infrastructure	5 years

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at a point-in-time when a customer takes possession of the goods.

Cost of Sales

Cost of sales includes the cost of retail products, raw materials, and ingredients.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2025, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current liabilities consist of the following items

As of December 31,		**2024**
Accrued Payable		1,896
Tax Payable		2,740
Total Other Current Liabilities	**$**	**4,636**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		**2024**
Furniture and Equipment	$	3,950
KioSoft Machine		55,680
SandStar Machines		40,516
Wall-Infrastructure		14,171
Property and Equipment, at cost		**114,317**
Accumulated Depreciation		(18,556)
Property and Equipment, net	**$**	**95,761**

Depreciation expense for the year ended December 31, 2024, was $18,556.

5. LEASES

The Company has an operating lease for business premises. The Company's leases have terms maturing through June of 2029. Monthly payments are $750 and do contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024, was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

As of December 31,		2024
2025	$	4,500
2026		9,000
2027		9,000
2028		9,000
Thereafter		4,500
Present Value Discount		(7,631)
Total	**$**	**28,369**

6. DEBT

Related Party Loans

During 2023, the wholly owned subsidiary Venduni Master Operating LLC borrowed funds from related parties via Lines of Credit. The details are provided below:

					As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Harberg Inc, - Line of Credit	Maximum $125,000	10.00%	8/1/2023	12/31/2025	$ -	$ 80,625	$ 80,625
TDJ Global Concepts, LLC - Line of Credit	Maximum $100,000	8.00%	8/1/2023	12/31/2025	-	1,080	1,080
Total					**$ -**	**$ 81,705**	**$ 81,705**

The Lines of Credit are considered long-term liabilities, and accrue at a rate of Ten Percent (10%). Any prepayment will first be applied to accrued interest and then to the principal balance. Unless extended, the Borrower is obligated to repay the Loan in full on or before December 31, 2025 (the "Maturity Date"). This Agreement will automatically renew for additional one-year periods (the "Extension Periods") unless either party provides written notice of termination at least 30 days prior to the Maturity Date.

Convertible Note

The Company has issued convertible loan notes to various lenders, accruing interest at 8% per annum. Details of Convertible Notes issued and outstanding are as follows:

					As of 31, December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
2023 Convertible Note	$ 100,000	8.00%	11/13/2023	12/31/2025	$ 100,000	$ -	$ 100,000
2024 Convertible Note	25,000	8.00%	01/26/2024	12/31/2025	25,000		25,000
2024 Convertible Note	65,000	8.00%	04/01/2024	12/31/2025	65,000		65,000
Total					**$ 190,000**	**$ -**	**$ 190,000**

In the event that the Company issues and sells one or more classes of shares of its equity securities (together, "Equity Securities") to investors (the "Investors") while this Note remains outstanding (an "Equity Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest, and all other amounts due and payable to the Holder hereunder or in connection herewith, shall upon the mutual agreement of the Company and the Holder, be converted into Equity Securities (the "Conversion Interest") at a conversion price equal to the cash price paid per unit of Equity Securities by the Investors in the Equity Financing multiplied by 0.667. The Company shall give the Holder notice of an Equity Financing not less than ten (10) days prior to the anticipated date of consummation of the Equity Financing. Upon conversion of this Note, the Company shall take all such actions as are necessary in order to ensure that the Conversion Interests issuable with respect to such conversion shall be validly issued, fully paid, and nonassessable. The Company shall not close its books against the transfer of the Conversion Interests issued or issuable upon conversion of this Note in any manner that interferes with the timely conversion of this Note. The Company shall assist and cooperate with any Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Company). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost, as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,325,000 shares of common stock at a par value of $0.0001. As of December 31, 2024, 8,500,000 shares of common stock have been issued and are outstanding.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

In 2023, the Company entered into line of credit agreements with TDJ Global Concepts, LLC, amounting to $100,000 and Harberg Inc., amounting to $125,000, and Espartaco Borga, amounting to $125,000. TDJ Global Concepts LLC is the 100% owner of Venduni Inc. and, therefore, a related party. Harberg Inc. is owned by Joseph L. Harberg, who is a shareholder in TDJ Global Concepts Inc. (the parent) and therefore a related party. Espartaco Borga is a shareholder in TDJ Global Concepts, LLC, and therefore a related party and ultimate beneficial owner. The line of credit bears an interest rate of 8% -10% per annum and is set to expire on December 31, 2025. As of December 31, 2024, the outstanding balance on these lines of credit is $81,705, and it is classified under Long-term liabilities.

As of December 31, 2024, the Company had an outstanding balance of $12,588 classified as accounts payable, related to intercompany transactions with La Duni, a related party. The Company currently purchases most of its products from La Duni.

In 2024, the Company covered a certain expense on behalf of La Duni Concepts LLC, a company owned by Espartaco Borga and Dunia Terselich Borga, who are shareholders of TDJ Global Concept, LLC and therefore a related party. The Company is expected to collect this money in the future period. As of December 31, 2024, the outstanding balance of the amount due from a related party is $179,852.

MSJ Interests, LLC, a Company owned by the children of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes, including the conversion feature, are disclosed in Note 5 of these financial statements. On April 10, 2025, the convertible note, including accrued interest, was converted into 32,460 shares of common stock.

HJH Interests, LLC, a Company owned by the siblings of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes, including the conversion feature, are disclosed in Note 5 of these financial statements. On April 10, 2025, the convertible note, including accrued interest, was converted into 32,460 shares of common stock.

Paola Venessa Borga, sister of Espartaco Borga (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes, including the conversion feature, are disclosed in Note 5 of these financial statements. On April 10, 2025, the convertible note, including accrued interest, was converted into 60,987 shares of common stock.

Antonio De La Pena Soto, brother-in-law of Espartaco Borga (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes, including the conversion feature, are disclosed in Note 5 of these financial statements. On April 10, 2025, the convertible note, including accrued interest, was converted into 60,987 shares of common stock.

10. SUBSEQUENT EVENTS

On April 10, 2025, the convertible note in the principal amount of $295,000, together with accrued interest, was converted into 471,843 shares of common stock.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $92,979, an operating cash flow loss of 34,682, and liquid assets in cash of $389, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

VENDUNI MASTER OPERATING LLC

REVIEWED FINANCIAL STATEMENTS
FROM THE INCEPTION DATE (JULY 20, 2023) TO THE YEAR ENDED DECEMBER 31, 2023

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Venduni Master Operating LLC
Dallas, Texas

We have reviewed the accompanying financial statements of Venduni Master Operating LLC (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, statement of members' equity, and cash flows for the period from Inception (July 20, 2023) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 5, 2025
Los Angeles, California

VENDUNI MASTER OPERATING LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	4,394
Prepaids and Other Current Assets		110,348
Total Current Assets		**114,742**
Fixed Assets		6,365
Total Assets	**$**	**121,107**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	10,318
Total Current Liabilities		**10,318**
Convertible Notes		100,000
Related Party Loan		33,076
Accrued Interest		2,422
Total Liabilities		**145,816**
MEMBERS' EQUITY		
Members' Equity		(24,709)
Total Members' Equity		**(24,709)**
Total Liabilities and Members' Equity	**$**	**121,107**

See accompanying notes to financial statements.

VENDUNI MASTER OPERATING LLC

STATEMENT OF OPERATIONS

(UNAUDITED)

From the Inception (July 20, 2023) to	**December 31, 2023**
(USD $ in Dollars)	
Net Revenue	$ -
Cost of Goods Sold	-
Gross Profit/(Loss)	-
Operating Expenses	
General and Administrative	23,361
Total Operating Expenses	**23,361**
Net Operating Loss	**(23,361)**
Interest Expense	2,156
Other Loss/(Income)	(74)
Loss Before Provision for Income Taxes	**(25,443)**
Provision/(Benefit) for Income Taxes	-
Net Loss	**$ (25,443)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity	
Inception Date- July 20, 2023	**$**	**-**
Capital Contribution		1,000
Net Loss		(25,443)
Balance—December 31, 2023	**$**	**(24,443)**

See accompanying notes to financial statements.

VENDUNI MASTER OPERATING LLC

STATEMENT OF CASH FLOWS

(UNAUDITED)

From the Inception (July 20, 2023) to		December 31, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(25,443)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activitie		
Accrued Interest on Convertible Notes		2,156
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets		(110,348)
Accounts Payable		10,318
Net Cash Used In Operating Activities		**(123,317)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Related Party Loans		26,711
Borrowing on Convertible Notes		100,000
Capital Contribution		1,000
Net Cash Provided by Financing Activities		**127,711**
Change in Cash and Cash Equivalent		**4,394**
Cash and Cash Equivalent—Beginning of year		-
Cash and Cash Equivalent—End of year	**$**	**4,394**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Venduni Master Operating LLC was formed on July 20, 2023, in the state of Texas. The financial statements of Venduni Master Operating LLC (which may be referred to as the "Company", "we", "us", "our" or "Venduni") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Venduni is transforming how consumers enjoy artisanal products by seamlessly blending cutting-edge technology with premium smart hospitality. Venduni's innovative Smart Cafes deliver high-quality food and beverages directly to consumers, eliminating the need for traditional restaurant visits, take-out, or delivery services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 5, 2025, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2023
Advances to suppliers	110,348
Total Prepaids and Other Current Assets	**$ 110,348**

4. DEBT

Related Party Loans

During 2023, the Company borrowed funds from related parties via Lines of Credit. The details are provided below:

					As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Harberg Inc, - Line of Credit	Maximum $125,000	10.00%	8/1/2023	12/31/2025	$ 32,126	$ -	$ 32,126
Espartaco Borga - Line of Credit	Maximum $125,000	10.00%	8/1/2023	12/31/2025	-	-	-
TDJ Global Concepts, LLC - Line of Credit	Maximum $100,000	8.00%	8/1/2023	12/31/2025	950	-	950
Total					$ 33,076	$ -	$ 33,076

The Lines of Credit are considered long-term liabilities, and accrue at a rate of Ten Percent (10%). . Any prepayment will first be applied to accrued interest and then to the principal balance. Unless extended, the Borrower is obligated to repay the Loan in full on or before December 31, 2025 (the "Maturity Date"). This Agreement will automatically renew for additional one-year periods (the "Extension Periods") unless either party provides written notice of termination at least 30 days prior to the Maturity Date.

Convertible Note

The Company has issued convertible loan notes to various lenders accruing interest at 8% per annum. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
2023 Convertible Note	$ 100,000	8.00%	11/13/2023	12/31/2025	$ -	$ 100,000	$ 100,000
Total					**$ -**	**$ 100,000**	**$ 100,000**

In the event that the Company issues and sells one or more classes of shares of its equity securities (together, "Equity Securities") to investors (the "Investors") while this Note remains outstanding (an "Equity Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest, and all other amounts due and payable to the Holder hereunder or in connection herewith, shall upon the mutual agreement of the Company and the Holder, be converted into Equity Securities (the "Conversion Interest") at a conversion price equal to the cash price paid per unit of Equity Securities by the Investors in the Equity Financing multiplied by 0.667.

The Company shall give the Holder notice of an Equity Financing not less than ten (10) days prior to the anticipated date of consummation of the Equity Financing. Upon conversion of this Note, the Company shall take all such actions as are necessary in order to ensure that the Conversion Interests issuable with respect to such conversion shall be validly issued, fully paid, and nonassessable. The Company shall not close its books against the transfer of the Conversion Interests issued or issuable upon conversion of this Note in any manner that interferes with the timely conversion of this Note. The Company shall assist and cooperate with any Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Company). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

5. MEMBERS' EQUITY

The ownership percentages of the members as of December 31, 2023 are as follows:

Member's Name	Ownership Percentage
TDJ Global Concepts, LLC	100.0%
Total	**100.0%**

Voting Rights

Voting is determined by membership interests, with each member's voting power proportional to their ownership percentage.

A "Majority-in-Interest" (more than 50% ownership) of members is required for most decisions, except for specific cases like electing managers, which requires an 80% vote.

Decisions affecting voting thresholds require approval by the same percentage specified in the existing agreement.

Liquidity Rights

Members may transfer interests under certain conditions, such as transferring to family members, for estate planning, or to entities controlled by the member.

Transfers to third parties require approval from the other members and compliance with specified conditions, including legal opinions and agreement acceptance.

A transfer does not automatically grant membership rights; transferees must be formally admitted as members.

Dividend Rights

Cash distributions are made quarterly or at the managers' discretion when the company has excess cash beyond current liabilities and reserves.

Non-cash distributions are also permitted, subject to adjustments in members' capital accounts.

Members' entitlement to distributions aligns with their percentage interest in the company.

Management

The company is managed by one or more managers, who have full authority over operations and decision-making.

Managers may delegate responsibilities to officers, who handle day-to-day activities.

Major decisions such as mergers, selling property, or reorganizing the company require approval from a Majority-in-Interest of the members.

Managers are compensated as determined by the members and are indemnified against liabilities arising from company-related actions.

6. CONTINGENCIES AND COMMITMENTS

Location License Agreement

On December 25, 2023, the Company entered into a location license agreement with CLPF-ONE Victory, L.P. for a Venduni "Happy Wall" located the lobby of 2323 Victory Avenue, Dallas, TX. The license agreement is for 8-month period starting from January 2024 and expiring in August 2024.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

During the year ended 2023, the Company engaged Harberg Huvard, LLP to assist with Company formation and for future legal counsel. Harberg Huvard LLP is owned by Franklin Harberg, a sibling of Joseph L. Harberg and therefore a related party. The outstanding balance as of December 31, 2023 payable to Harberg Huvard is $5,700.

In 2023, the Company entered into line of credit agreements with TDJ Global Concepts, LLC amounting to $100,000 and Harberg Inc. amounting to $125,000 and Espartaco Borga amounting to $125,000. TDJ Global Concepts, LLC is the 100% owner of Venduni Master Operating LLC and therefore a related party. Harberg Inc. is owned by Joseph L. Harberg, who is a shareholder in TDJ Global Concepts Inc. (the parent) and therefore a related party. Espartaco Borga is a shareholder in TDJ Global Concepts, LLC and therefore a related party and ultimate beneficial owners. The line of credits bear an interest rate of 8% -10% per annum and are set to expire on December 31, 2025. As of December 31, 2023, the outstanding balance on these lines of credits is $32,126 and it is classified under Long-term liabilities.

The Company makes certain purchases from related parties namely "La Duni" and La Duni's affiliated concepts and companies: La Duni Concepts, LLC (bakery operations), Latin Duni Baking Studio (assumed name), La Duni Licensing, LLC (woman and minority-owned entity), Latin Restaurants Operations LLC (restaurant), KB Irving Partners, LLC (office landlord)) are owned by Espartaco Borga and Dunia Terselich Borga. (Joseph Harberg has no ownership interest in these entities). The Company currently purchases most of its products from La Duni.

In 2023, the Company provided advances to La Duni Concepts LLC, a company owned by Espartaco Borga and Dunia Terselich Borga who are shareholder of TDJ Global Concept, LLC and therefore a related party. The advances are for future delivery of products and as of December 31, 2023, outstanding advance amounted to $110,348.

MSJ Interests, LLC, a Company owned by the children of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

HJH Interests, LLC, a Company owned by the siblings of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

Paola Venessa Borga, sister of Espartaco Borga, (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

Antonio De La Pena Soto, brother-in-law of Espartaco Borga (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

8. SUBSEQUENT EVENTS

On June 1, 2023, the Company entered into a lease agreement with EPC_Sound A, LLC (landlord) for premises located at 9655 Wharf Road for a period of 63 months. On March 20, 2024, the Company entered into a first amendment to the lease agreement and changed the commencement date of the agreement to April 1, 2024.

On November 25, 2024, the new holding company, Venduni, Inc., was incorporated in the state of Delaware. A plan of exchange has been initiated between Venduni, Inc. (the Acquiring Entity) and Venduni Master Operating LLC (the Acquired Entity). Under this plan, the membership interests of Venduni Master Operating LLC will be converted into shares of common stock in Venduni, Inc., making the LLC a wholly owned subsidiary of the corporation. On November 25, 2024, 8,500,000 shares of common stock have been issued and were outstanding.

In January of 2024, the Company issued one convertible notes totaling $25,000. This notes carries an annual interest rate of 8% and matures on December 31, 2025.

In April of 2024, the Company issued two (2) convertible notes totaling $40,000. These notes carry an annual interest rate of 8% and mature on December 31, 2025.

In January of 2025, the Company issued three (3) convertible notes totaling $105,000. These notes carry an annual interest rate of 8% and mature on December 31, 2025.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $23,361, an operating cash flow loss of $123,317, and liquid assets in cash of $4,394, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

VENDUNI MASTER OPERATING LLC

REVIEWED FINANCIAL STATEMENTS
FROM THE INCEPTION DATE (JULY 20, 2023) TO THE YEAR ENDED DECEMBER 31, 2023

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Venduni Master Operating LLC
Dallas, Texas

We have reviewed the accompanying financial statements of Venduni Master Operating LLC (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, statement of members' equity, and cash flows for the period from Inception (July 20, 2023) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 5, 2025
Los Angeles, California

VENDUNI MASTER OPERATING LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	4,394
Prepaids and Other Current Assets		110,348
Total Current Assets		**114,742**
Fixed Assets		6,365
Total Assets	**$**	**121,107**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	10,318
Total Current Liabilities		**10,318**
Convertible Notes		100,000
Related Party Loan		33,076
Accrued Interest		2,422
Total Liabilities		**145,816**
MEMBERS' EQUITY		
Members' Equity		(24,709)
Total Members' Equity		**(24,709)**
Total Liabilities and Members' Equity	**$**	**121,107**

See accompanying notes to financial statements.

VENDUNI MASTER OPERATING LLC

STATEMENT OF OPERATIONS

(UNAUDITED)

From the Inception (July 20, 2023) to		December 31, 2023
(USD $ in Dollars)		
Net Revenue	$	-
Cost of Goods Sold		-
Gross Profit/(Loss)		-
Operating Expenses		
General and Administrative		23,361
Total Operating Expenses		**23,361**
Net Operating Loss		**(23,361)**
Interest Expense		2,156
Other Loss/(Income)		(74)
Loss Before Provision for Income Taxes		**(25,443)**
Provision/(Benefit) for Income Taxes		-
Net Loss	**$**	**(25,443)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception Date- July 20, 2023	**$ -**
Capital Contribution	1,000
Net Loss	(25,443)
Balance—December 31, 2023	**$ (24,443)**

See accompanying notes to financial statements.

VENDUNI MASTER OPERATING LLC

STATEMENT OF CASH FLOWS

(UNAUDITED)

From the Inception (July 20, 2023) to		December 31, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(25,443)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activitie		
Accrued Interest on Convertible Notes		2,156
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets		(110,348)
Accounts Payable		10,318
Net Cash Used In Operating Activities		**(123,317)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Related Party Loans		26,711
Borrowing on Convertible Notes		100,000
Capital Contribution		1,000
Net Cash Provided by Financing Activities		**127,711**
Change in Cash and Cash Equivalent		**4,394**
Cash and Cash Equivalent—Beginning of year		-
Cash and Cash Equivalent—End of year	**$**	**4,394**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Venduni Master Operating LLC was formed on July 20, 2023, in the state of Texas. The financial statements of Venduni Master Operating LLC (which may be referred to as the "Company", "we", "us", "our" or "Venduni") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Venduni is transforming how consumers enjoy artisanal products by seamlessly blending cutting-edge technology with premium smart hospitality. Venduni's innovative Smart Cafes deliver high-quality food and beverages directly to consumers, eliminating the need for traditional restaurant visits, take-out, or delivery services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 5, 2025, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2023
Advances to suppliers	110,348
Total Prepaids and Other Current Assets	**$ 110,348**

4. DEBT

Related Party Loans

During 2023, the Company borrowed funds from related parties via Lines of Credit. The details are provided below:

					As of December 2023		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Harberg Inc, - Line of Credit	Maximum $125,000	10.00%	8/1/2023	12/31/2025	$ 32,126	$ -	$ 32,126
Espartaco Borga - Line of Credit	Maximum $125,000	10.00%	8/1/2023	12/31/2025	-	-	-
TDJ Global Concepts, LLC - Line of Credit	Maximum $100,000	8.00%	8/1/2023	12/31/2025	950	-	950
Total					**$ 33,076**	**$ -**	**$ 33,076**

The Lines of Credit are considered long-term liabilities, and accrue at a rate of Ten Percent (10%). . Any prepayment will first be applied to accrued interest and then to the principal balance. Unless extended, the Borrower is obligated to repay the Loan in full on or before December 31, 2025 (the "Maturity Date"). This Agreement will automatically renew for additional one-year periods (the "Extension Periods") unless either party provides written notice of termination at least 30 days prior to the Maturity Date.

Convertible Note

The Company has issued convertible loan notes to various lenders accruing interest at 8% per annum. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2023		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
2023 Convertible Note	$ 100,000	8.00%	11/13/2023	12/31/2025	$ -	$ 100,000	$ 100,000
Total					**$ -**	**$ 100,000**	**$ 100,000**

In the event that the Company issues and sells one or more classes of shares of its equity securities (together, "Equity Securities") to investors (the "Investors") while this Note remains outstanding (an "Equity Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest, and all other amounts due and payable to the Holder hereunder or in connection herewith, shall upon the mutual agreement of the Company and the Holder, be converted into Equity Securities (the "Conversion Interest") at a conversion price equal to the cash price paid per unit of Equity Securities by the Investors in the Equity Financing multiplied by 0.667.

The Company shall give the Holder notice of an Equity Financing not less than ten (10) days prior to the anticipated date of consummation of the Equity Financing. Upon conversion of this Note, the Company shall take all such actions as are necessary in order to ensure that the Conversion Interests issuable with respect to such conversion shall be validly issued, fully paid, and nonassessable. The Company shall not close its books against the transfer of the Conversion Interests issued or issuable upon conversion of this Note in any manner that interferes with the timely conversion of this Note. The Company shall assist and cooperate with any Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Company). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

5. MEMBERS' EQUITY

The ownership percentages of the members as of December 31, 2023 are as follows:

Member's Name	Ownership Percentage
TDJ Global Concepts, LLC	100.0%
Total	**100.0%**

Voting Rights

Voting is determined by membership interests, with each member's voting power proportional to their ownership percentage.

A "Majority-in-Interest" (more than 50% ownership) of members is required for most decisions, except for specific cases like electing managers, which requires an 80% vote.

Decisions affecting voting thresholds require approval by the same percentage specified in the existing agreement.

Liquidity Rights

Members may transfer interests under certain conditions, such as transferring to family members, for estate planning, or to entities controlled by the member.

Transfers to third parties require approval from the other members and compliance with specified conditions, including legal opinions and agreement acceptance.

A transfer does not automatically grant membership rights; transferees must be formally admitted as members.

Dividend Rights

Cash distributions are made quarterly or at the managers' discretion when the company has excess cash beyond current liabilities and reserves.

Non-cash distributions are also permitted, subject to adjustments in members' capital accounts.

Members' entitlement to distributions aligns with their percentage interest in the company.

Management

The company is managed by one or more managers, who have full authority over operations and decision-making.

Managers may delegate responsibilities to officers, who handle day-to-day activities.

Major decisions such as mergers, selling property, or reorganizing the company require approval from a Majority-in-Interest of the members.

Managers are compensated as determined by the members and are indemnified against liabilities arising from company-related actions.

6. CONTINGENCIES AND COMMITMENTS

Location License Agreement

On December 25, 2023, the Company entered into a location license agreement with CLPF-ONE Victory, L.P. for a Venduni "Happy Wall" located the lobby of 2323 Victory Avenue, Dallas, TX. The license agreement is for 8-month period starting from January 2024 and expiring in August 2024.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

During the year ended 2023, the Company engaged Harberg Huvard, LLP to assist with Company formation and for future legal counsel. Harberg Huvard LLP is owned by Franklin Harberg, a sibling of Joseph L. Harberg and therefore a related party. The outstanding balance as of December 31, 2023 payable to Harberg Huvard is $5,700.

In 2023, the Company entered into line of credit agreements with TDJ Global Concepts, LLC amounting to $100,000 and Harberg Inc. amounting to $125,000 and Espartaco Borga amounting to $125,000. TDJ Global Concepts, LLC is the 100% owner of Venduni Master Operating LLC and therefore a related party. Harberg Inc. is owned by Joseph L. Harberg, who is a shareholder in TDJ Global Concepts Inc. (the parent) and therefore a related party. Espartaco Borga is a shareholder in TDJ Global Concepts, LLC and therefore a related party and ultimate beneficial owners. The line of credits bear an interest rate of 8% -10% per annum and are set to expire on December 31, 2025. As of December 31, 2023, the outstanding balance on these lines of credits is $32,126 and it is classified under Long-term liabilities.

The Company makes certain purchases from related parties namely "La Duni" and La Duni's affiliated concepts and companies: La Duni Concepts, LLC (bakery operations), Latin Duni Baking Studio (assumed name), La Duni Licensing, LLC (woman and minority-owned entity), Latin Restaurants Operations LLC (restaurant), KB Irving Partners, LLC (office landlord)) are owned by Espartaco Borga and Dunia Terselich Borga. (Joseph Harberg has no ownership interest in these entities). The Company currently purchases most of its products from La Duni.

In 2023, the Company provided advances to La Duni Concepts LLC, a company owned by Espartaco Borga and Dunia Terselich Borga who are shareholder of TDJ Global Concept, LLC and therefore a related party. The advances are for future delivery of products and as of December 31, 2023, outstanding advance amounted to $110,348.

MSJ Interests, LLC, a Company owned by the children of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

HJH Interests, LLC, a Company owned by the siblings of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

Paola Venessa Borga, sister of Espartaco Borga, (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

Antonio De La Pena Soto, brother-in-law of Espartaco Borga (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

8. SUBSEQUENT EVENTS

On June 1, 2023, the Company entered into a lease agreement with EPC_Sound A, LLC (landlord) for premises located at 9655 Wharf Road for a period of 63 months. On March 20, 2024, the Company entered into a first amendment to the lease agreement and changed the commencement date of the agreement to April 1, 2024.

On November 25, 2024, the new holding company, Venduni, Inc., was incorporated in the state of Delaware. A plan of exchange has been initiated between Venduni, Inc. (the Acquiring Entity) and Venduni Master Operating LLC (the Acquired Entity). Under this plan, the membership interests of Venduni Master Operating LLC will be converted into shares of common stock in Venduni, Inc., making the LLC a wholly owned subsidiary of the corporation. On November 25, 2024, 8,500,000 shares of common stock have been issued and were outstanding.

In January of 2024, the Company issued one convertible notes totaling $25,000. This notes carries an annual interest rate of 8% and matures on December 31, 2025.

In April of 2024, the Company issued two (2) convertible notes totaling $40,000. These notes carry an annual interest rate of 8% and mature on December 31, 2025.

In December of 2024, the Company issued one convertible notes totaling $25,000. This notes carries an annual interest rate of 8% and matures on December 31, 2025.

In January of 2025, the Company issued three (3) convertible notes totaling $105,000. These notes carry an annual interest rate of 8% and mature on December 31, 2025.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $23,361, an operating cash flow loss of $123,317, and liquid assets in cash of $4,394, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Joseph Lyons Harberg, Principal Executive Officer of Venduni, Inc., hereby certify that the financial statements of Venduni, Inc. included in this Report are true and complete in all material respects.

Joseph Lyons Harberg

Co-CEO, Director, interim CFO, Strategic and Administrative Leader